Exhibit 1

PRESS RELEASE

Cyren’s Vice President of Threat Research Named Co-Chair of

M3AAWG Technical Committee on Malware

Sigurdur “Siggi” Stefnisson appointed to leadership role in the Messaging, Malware and Mobile Anti-Abuse Working Group to combat the latest email-borne cyber threats

McLean, VA – June 25, 2018 – Cyren (NASDAQ: CYRN), a leader in cloud internet security, today announced that Sigurdur “Siggi” Stefnisson was named a co-chair of the Messaging, Malware and Mobile Anti-Abuse Working Group Technical Committee on Malware.

Also known as M3AAWG, the industry group includes representatives from some of the industry’s largest network operators, collectively representing more than one billion email boxes worldwide. They work to continually help fight against bots, malware, spam, viruses, denial-of-service attacks and other online exploitation. Stefnisson’s role as co-chair of the Technical Committee on Malware places him at the forefront of initiatives to fight cyber attacks, fraud and online abuse via initiatives including technical threat analysis and development of best practices.

“It’s an honor and pleasure to work alongside some of the brightest minds at M3AAWG,” Stefnisson said. “As co-chair of M3AAWG’s technical committee on malware, I’m committed to harnessing the talents of our fellow members to help fight the latest, always-transforming cyber threats.”

Stefnisson has served as Cyren’s vice president of threat research since January 2017. He previously served as vice president and general manager of Cyren’s anti-malware products and director of the company’s antivirus labs worldwide. He started in the industry as a virus researcher at FRISK in 1996. FRISK was acquired by Cyren (formerly Commtouch) in 2012.

The Messaging, Malware and Mobile Anti-Abuse Working Group leverages the depth and experience of its global membership to tackle abuse on existing networks and new emerging services through technology, collaboration and public policy. It also works to educate global policy makers on the technical and operational issues related to online abuse and messaging. This extensive industry collaboration is carried out through its committees and at three working meetings during the year, two in North America and one in Europe, as well as other events.

About Cyren

More than 1.3 billion users around the world rely on Cyren's 100% cloud internet security solutions to protect them against cyber-attacks and data loss every day. Powered by the world's largest security cloud, Cyren (NASDAQ and TASE: CYRN) delivers fast time to protection from cyber threats with award-winning security as a service for web, email, sandboxing, and DNS for enterprises, and embedded threat intelligence solutions for security vendors and service providers. Customers like Google, Microsoft and Check Point are just a few of the businesses that depend on Cyren every day to power their security. Learn more about how Cyren is first to detect, and first to protect at www.cyren.com.

Blog: blog.cyren.com
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: www.twitter.com/CyrenInc or twitter.com/cyren_ir

Cyren Company Contact:

Mike Myshrall, CFO

Cyren

+1.703.760.3320
mike.myshrall@cyren.com

Cyren Media Contact:

Matthew Zintel

Zintel Public Relations

+1.281.444.1590

matthew.zintel@zintelpr.com